SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April, 2004

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X            Form 40-F
                   -----                    -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes                       No    X
             -----                     -----

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A

This Form 6-K consists of:
         An announcement on 2004 first quarterly report made on April 29, 2004, in English of China Petroleum & Chemical Corporation (the "Registrant").

                                   SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      China Petroleum & Chemical Corporation

                                                             By: /s/ Chen Ge
                                                               Name: Chen Ge
                                  Title: Secretary to the Board of Directors

Date: April 29, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                      [GRAPHIC OMITTED][GRAPHIC OMITTED]

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
                              (Stock Code: 0386)

                        First Quarterly Report for 2004

-------------------------------------------------------------------------------
Highlights of the results of the Company for the first quarter ended 31 March
2004

During this reporting period, income from principal operations and net profit of China Petroleum & Chemical Corporation and its subsidiaries ("the Company") under the PRC Accounting Rules and Regulations amounted to RMB 123,490 million and RMB 7,430 million respectively. Turnover and other operating revenues, and profit attributable to shareholders of the Company under International Financial Reporting Standards ("IFRS") amounted to RMB 128,363 million and RMB 8,008 million respectively.

This quarterly report announcement is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies issued by the China Securities Regulatory Commission ("CSRC"). This announcement is published simultaneously in Shanghai and Hong Kong and the contents of the announcements published in Shanghai and Hong Kong are the same. Financial information set out in this quarterly report announcement has been prepared in accordance with the PRC Accounting Rules and Regulations. Although it is not required by CSRC, Sinopec Corp. has also included in this announcement the relevant financial information prepared in accordance with IFRS.

This announcement is made pursuant to the disclosure requirement under Rule
13.09 of the Listing Rules for its publication in Hong Kong.
-------------------------------------------------------------------------------

ss1    Important Notice

1.1 The Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") and its Directors warrant that there are no material omissions from, or misrepresentations or misleading statements contained in this quarterly report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this quarterly report.

1.2 This quarterly report has been reviewed and unanimously approved at the eighth meeting of the second session of the Board of Directors of Sinopec Corp.

1.3   This quarterly financial report has not been audited.

1.4 Mr Chen Tonghai, Chairman of the Board of Sinopec Corp., Mr Wang Jiming, Vice-Chairman and President of Sinopec Corp., Mr Zhang Jiaren, Director, Senior Vice President and Chief Financial Officer of Sinopec Corp., and Mr Liu Yun, Head of the Accounting Division of Sinopec Corp., hereby declare that the authenticity and completeness of the financial statements contained in this quarterly report are warranted.


ss2    Basic Information of Sinopec Corp.

2.1   Summary of the information of Sinopec Corp.

Stock name                           SINOPEC CORP         SINOPEC CORP         SINOPEC CORP         [GRAPHIC OMITTED]
Stock code                           0386                 SNP                  SNP                  600028
Place of listing                     Hong Kong            New York Stock       London Stock         Shanghai Stock
                                     Stock Exchange       Exchange             Exchange             Exchange

                                                                               Secretary  to  the   Representative  on
                                     Authorised Representatives                Board of Directors   Securities Matters

Name                                 Mr Wang Jiming       Mr Chen Ge           Mr Chen Ge           Mr Huang Wensheng
Address                              6A Huixindong Street, Chaoyang District, Beijing, China
Postcode                             100029
Tel                                  86-10-64990060       86-10-64990060       86-10-64990060       86-10-64990060
Fax                                  86-10-64990022       86-10-64990022       86-10-64990022       86-10-64990022
E-mail                               ir @sinopec.com.cn/media @sinopec.com.cn

2.2   Financial Information

2.2.1 Principal accounting data and financial indicators

2.2.1.1 Principal accounting data and financial indicators prepared in accordance with the PRC Accounting Rules and Regulations


                                                                                                 Changes at the end of
                                                                                                 this reporting period
                                                                         At              At  compared with data at the
                                                                   31 March     31 December       end of the preceding
                                                                       2004            2003               year end (%)
Total assets (RMB millions)                                         406,900         390,213                       4.89
Shareholders' funds (excluding minority interests)
(RMB millions)                                                      170,309         162,946                       4.52
Net assets per share (RMB)                                            1.964           1.879                       4.52
Adjusted net assets per share (RMB)                                   1.942           1.850                       4.97



                                                                                             Changes in this reporting
                                                                Three-month     Three-month     period compared to the
                                                               period ended    period ended         same period of the
                                                              31 March 2004   31 March 2003         preceding year (%)

Net cash flows from operating activities (RMB millions)              11,208          13,605                    (17.62)
Earnings per share (RMB)                                              0.086           0.067                      28.36
Return on net assets (%)                                              4.363           3.816     0.55 percentage points
Return on net assets before non-operating profits/losses
(%)
(Fully diluted)                                                       4.852           3.926     0.93 percentage points
(Weighted average)                                                    4.958           4.002     0.96 percentage points


Non operating profits/losses                                                                  Three-month period ended
                                                                                                         31 March 2003
                                                                                                        (RMB millions)
Losses on disposal of long-term equity investments                                                                  20
Written back of provisions on assets provided in previous years                                                   (24)
Non-operating expenses(excluding normal provisions on assets provided in accordance                              1,320
with the Accounting Regulation for Business Enterprises)
Of which: losses on disposal of fixed assets                                                                       844
donations                                                                                                           13
Non-operating income                                                                                              (72)
Income tax effect                                                                                                (411)
Total                                                                                                              833

2.2.1.2 Principal accounting data and financial indicators prepared in accordance with IFRS


                                                                                                 Changes at the end of
                                                                                                 this reporting period
                                                                                             compared with data at the
                                                                     At 31            At 31        end of the preceding
                                                                March 2004    December 2003               year end (%)

Total assets (RMB millions)                                        418,308          400,818                       4.97
Shareholders' funds (excluding minority interests)                 175,907          167,899                       4.77
(RMB millions)
Net assets per share (RMB)                                           2.029            1.937                       4.75
Adjusted net assets per share (RMB)                                  2.008            1.908                       5.24

                                                               Three-month      Three-month  Changes in this reporting
                                                              period ended     period ended     period compared to the
                                                             31 March 2004    31 March 2003         same period of the
                                                                                                    preceding year (%)

Net cash flows from operating activities (RMB millions)             10,073           12,851                    (21.62)
Earnings per share (RMB)                                             0.092            0.074                      24.32
Return on net assets (%)                                             4.552            3.771     0.78 percentage points

2.2.2 Income statements

This section includes the income statements for the first quarter ended 31 March 2004 prepared in accordance with both the PRC Accounting Rules and Regulations and IFRS with comparative figures for the corresponding period in 2003.

2.2.2.1 Income statements prepared in accordance with the PRC Accounting Rules and Regulations


                                                           Three-month periods ended 31  Three-month periods ended 31
Item                                                                March 2004                    March 2003
                                                                The Group    The Company      The Group    The Company
                                                                 (Note 1)       (Note 1)       (Note 1)       (Note 1)
                                                             RMB millions   RMB millions   RMB millions   RMB millions

1. Income from principal operations                               123,490         86,063         98,519         63,927
Less: Cost of sales                                                94,583         71,740         76,178         53,129
      Sales taxes and surcharges                                    3,835          2,290          3,161          1,969
2. Profit from principal operations                                25,072         12,033         19,180          8,829
Add: Profit/(loss) from other operations                              149          (138)            119           (20)
Less: Selling expenses                                              4,203          2,732          3,393          2,239
      Administrative expenses                                       5,065          3,358          4,270          2,684
      Financial expenses                                            1,162            926          1,168            730
      Exploration expenses, including dry holes                     1,454            911          1,211            873
3. Operating profit/(loss)                                         13,337          3,968          9,257          2,283
Add: Investment income                                                141          8,088             70          6,290
      Non-operating income                                             72             52             26             16
Less: Non-operating expenses                                        1,590          1,446            264            169
4. Profit before taxation                                          11,960         10,662          9,089          8,420
Less: Taxation                                                      3,456          3,299          2,788          2,607
      Minority interests                                            1,141              -            488              -
Add: unrecognized investment losses   (Note 2)                         67              -              -              -
5. Net profit                                                       7,430          7,363          5,813          5,813

Notes:

(1) The "Company" means China Petroleum & Chemical Corporation; The "Group" means China Petroleum & Chemical Corporation and its subsidiaries;

(2) This item represents the recognized investment losses exceeding the carrying value of investment on long-term equity investment.

2.2.2.2     Consolidated income statement prepared in accordance with IFRS


Item                                                                                Three-month periods ended 31 March
                                                                                              2004                2003
                                                                                      RMB millions        RMB millions

1. Turnover and other operating revenues                                                   128,363             104,200
Including: Turnover                                                                        123,490              99,956
           Other operating revenues                                                          4,873               4,244
2. Operating expenses                                                                    (114,585)            (93,183)
Including: Purchased crude oil, products and operating supplies and expenses              (90,804)            (73,220)
           Selling, general and administrative expenses                                    (6,875)             (5,609)
           Depreciation, depletion and amortisation                                        (6,814)             (6,350)
           Exploration expenses, including dry holes                                       (1,454)             (1,211)
           Personnel expenses                                                              (3,857)             (3,356)
           Taxes other than income tax                                                     (3,835)             (3,185)
           Other operating expenses, net                                                     (946)               (252)
3. Operating profit                                                                         13,778              11,017
4. Finance costs                                                                           (1,047)             (1,057)
Including: Interest expense                                                                (1,101)             (1,117)
           Interest income                                                                      71                  65
           Foreign exchange losses                                                            (24)                 (8)
           Foreign exchange gains                                                                7                   3
5. Investment income                                                                             2                (10)
6. Share of profits less losses from associates                                                123                  66
7. Profit from ordinary activities before taxation                                          12,856              10,016
8. Taxation                                                                                (3,716)             (3,097)
9. Profit from ordinary activities after taxation                                            9,140               6,919
10. Minority interests                                                                     (1,132)               (500)
11. Profit attributable to shareholders                                                      8,008               6,419

2.2.3 Difference between the net profit for the first quarter of 2004 and the shareholders' funds at the end of the reporting period under the PRC
      Accounting Rules and Regulations and IFRS

2.2.3.1 Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on the net profit are analysed as follows:


                                                                                 Three-month periods ended 31 March
                                                                                              2004                2003
                                                                                      RMB millions        RMB millions

Net profit under the PRC Accounting Rules and Regulations                                    7,430               5,813
Adjustments:
Disposal of oil and gas properties                                                             572                   -
Depreciation of oil and gas properties                                                         232                 754
Capitalisation of general borrowing costs                                                       94                 128
Acquisition of Sinopec National Star, Sinopec Maoming, Tahe Petrochemical                       29                  28
and Xi'an Petrochemical
Revaluation of land use rights                                                                   5                   4
Unrecognized losses of subsidiaries                                                           (50)                   -
Pre-operating expenditures                                                                    (44)                   -
Effects of the above adjustments on taxation                                                 (260)               (308)

Net profit under IFRS                                                                        8,008               6,419

2.2.3.2 Effects of major differences between the PRC Accounting Rules and Regulations and IFRS on the shareholders' funds are analysed as follows:

                                                                                                    At           As at
                                                                                              31 March     31 December
                                                                                                  2004            2003
                                                                                          RMB millions    RMB millions

Shareholders' funds under the PRC Accounting Rules and Regulations                             170,309         162,946
Adjustments:
Disposal of oil and gas properties                                                               1,832           1,260
Depreciation of oil and gas properties                                                          11,117          10,885
Capitalisation of general borrowing costs                                                        1,219           1,125
Acquisition of Sinopec National Star                                                           (2,783)         (2,812)
Revaluation of land use rights                                                                   (865)           (870)
Minority interests on unrecognized losses of subsidiaries                                           78              61
Pre-operating expenditures                                                                       (213)           (169)
Impairment losses on long-lived assets                                                           (113)           (113)
Government grants                                                                                (326)           (326)
Effects of the above adjustments on taxation                                                   (4,348)         (4,088)

Shareholders' funds under IFRS                                                                 175,907         167,899

2.3 Total number of shareholders is 300,087 at the end of this reporting period, among which 288,658 shareholders are domestic shareholders, and 11,429 shareholders are overseas shareholders.

ss3    Management's Discussion and Analysis

3.1   Business review

In the first quarter of 2004, the Chinese economy continued to maintain a rapid growth momentum and domestic demand for refined oil and petrochemical products remained strong. Influenced by international market, the prices of crude oil and refined oil products had fluctuated at a fairly high level, and as the chemical business was going up the cycle, the prices of chemical products had increased to a certain extent over the same period last year. By seizing the market opportunities, devoting to increase production volume and optimizing production operation, the Company has obtained fairly good results in oil and gas production, the processing volume of crude oil, the sales of refined oil products and ethylene production etc.

Exploration and Production Segment: In the first quarter of this year, the Company has achieved good results in terms of exploration, development and oil and gas production. In respect of exploration, the Company has made significant achievements in the exploration of concealed oil and gas reserves in the mature oil fields in eastern China. The exploration in Tahe oilfield and the surrounding areas in western China has shown good discoveries. In respect of production, the Company seized the valuable opportunities of higher crude oil price, adhered to the four unity of "balanced reserves, production, investment and efficiency", and improved the recovery rate. Oil and gas production has increased over the same period last year in a stable manner.

Refining Segment: In the first quarter of 2004, the demand for domestic refined oil products was strong. The Company seized the market opportunities, optimized resources allocation, adjusted product mix, devoted to increase the processing volume of crude oil, made full use of the price difference between sour and sweet crude oil, increased the processing volume of sour crude oil, and kept the refining facilities in stable operation with high utilization rate. Meanwhile, the Company was flexible to adapt to market changes and devoted to expand the sales of oil products other than refined oil products.

Marketing and Distribution Segment: In the first quarter of 2004, the Company seized the market opportunities of a sustained brisk demand for refined oil products, coordinated production and sales closely, and arranged resources production and domestic marketing volume in a reasonable manner. This resulted in a substantial increase in the sales volume of domestic refined oil products. At the same time, the Company took measures to raise its retail and direct distribution volume, which further optimized its sales portfolio.

Chemicals Segment: In the first quarter of 2004, influenced by international market, the price of both major chemical products and gross margin had increased to a fairly significant extent. The Company adhered to the marketing strategy of "focusing on the market, full-load production and low inventories", adjusted product mix and optimized marketing structure, and kept major chemical plants in full-load production. The production volume of major chemical products such as synthetic resin, synthetic rubber, monomer and polymers for synthetic fibers has increased significantly. The production volume of high added value products like performance compound resins and differential fibers has further increased.

Summary of Principal Operating Results for the first quarter

                                                                                  Three-month               Changes as
                                                                                periods ended        compared with the
                                                                                  31st March          same period last
                                                                                                              year (%)
Operating Results                                 Unit                             2004       2003

Exploration and Production
Crude oil production                              Ten thousand tonnes            953.83     928.72                2.70
Natural gas production                            One hundred million             13.95      12.60               10.71
                                                  cubic meters
Realized crude oil price                          RMB yuan/tonne               1,678.63   1,762.00              (4.73)
Realized natural gas price                        RMB yuan/thousand cubic        606.47     619.00              (2.02)
                                                    meters
Refining (Note 1)
Crude processing volume                           Ten thousand tonnes          3,236.86   2,763.10               17.15
Gasoline, diesel and kerosene production          Ten thousand tonnes          1,925.09   1,645.23               17.01
Of which:  Gasoline                               Ten thousand tonnes            573.06     512.84               11.74
           Diesel                                 Ten thousand tonnes          1,204.31     991.52               21.46
           Kerosene                               Ten thousand tonnes            147.72     140.87                4.86
Chemical feedstock                                Ten thousand tonnes            453.40     421.13                7.66
Light yield                                       %                               73.85      74.30   (0.45) percentage
                                                                                                                points
Refining yield                                    %                               92.82      92.64     0.18 percentage
                                                                                                                points

Marketing and Distribution
Total domestic sales of refined oil products      Ten thousand tonnes          2,170.45   1,781.44               21.84
Of which:  Retail sales volume                    Ten thousand tonnes          1,197.72     895.20               33.79
           Direct distribution volume             Ten thousand tonnes            440.14     328.26               34.08
           Wholesale volume                       Ten thousand tonnes            532.59     557.98              (4.55)
Total number of petrol stations                   Station                        30,416     28,894                5.27
Of which: Owned and self-operated stations        Station                        24,680     24,065                2.56
Franchised petrol stations                        Station                         5,736      4,829               18.78
Throughput per petrol station (Note 2)            Tonne/station                   1,757      1,686                4.21

Chemicals (Note 3)
Ethylene                                          ten thousand tonnes             93.13      85.98                8.32
Synthetic resins                                  ten thousand tonnes            139.34     126.16               10.45
Of which:  performance compound resins            ten thousand tonnes             72.58      57.40               26.45
Synthetic rubbers                                 ten thousand tonnes             15.21      12.89               18.00
Monomers and polymers for synthetic fibers        ten thousand tonnes            122.04     103.08               18.39
Synthetic fibers                                  ten thousand tonnes             31.32      29.91                4.71
Of which:  differential fibers                    ten thousand tonnes             13.37      11.50               16.26
Urea                                              ten thousand tonnes             54.15      39.03               38.74

Notes:

1. The operating results for the first quarter of 2003 are proforma data including the reference data of acquiring Xi'an Petrochemical and Tahe Petrochemical;

2. Throughput per petrol station of 2004 was projected annual average; throughput per petrol station of 2003 was actual annual average;

3. The operating results for the first quarter of 2003 are proforma data including the reference data of acquiring Sinopec Maoming.

Capital expenditure

The capital expenditure of the Company in the first quarter of 2004 was RMB
11.157 billion. The capital expenditure for exploration and production segment was RMB 4.856 billion, whereby breakthroughs in the exploration of concealed oil and gas reserves were acheived in the mature oil fields in eastern China with many exploratory wells generating industrial oil stream; some exploratory wells in western China have generated high-yield industrial gas stream or indication. The newly added production capacity of crude oil and natural gas amounted to 0.82 million tonnes/year and 45 million cubic meters/year respectively. The capital expenditure for refining segment was RMB 1.452 billion. The Ningbo-Shanghai-Nanjing imported crude oil pipeline will be put into operation soon. Some refining facilities expansion and technical revamping are on schedule. The capital expenditure for chemicals segment was RMB 0.995 billion, whereby the revamping projects of ethylene facilities in Sinopec Qilu and other chemical facilities are progressing smoothly. The capital expenditure for marketing and distribution segment was RMB 3.447 billion, whereby the construction of southwest oil products pipeline, construction and revamping projects for the petrol stations are implementing on schedule. The capital expenditure for corporate and others was RMB 0.407 billion. Information projects like ERP etc. are progressing smoothly.

In addition, in the first quarter of 2004, the capital expenditure for joint ventures such as the Shanghai Secco ethylene project and the Yueyang Sinopec-Shell coal gasification project was approximately RMB 1.549 billion.

3.2 The brief analysis of the Company's general operating activities during the reporting period

Based on the PRC Accounting Rules and Regulations, the income from principal operations of the Company for the first quarter of 2004 amounted to RMB
123.490 billion, representing an increase of 25.30% over the same period last year, and the net profits amounted to RMB 7.43 billion, representing an increase of 27.8% over the same period last year.

Based on IFRS, the turnover and other operating revenues of the Company for the first quarter of 2004 amounted to RMB 128.363 billion, representing an increase of 23.2% over the same period last year. Profit attributable to shareholders amounted to RMB 8.008 billion, representing an increase of 24.8% over the same period last year.

3.2.1 The principal segments or products accounting for over 10% of income or profit from principal operations

     |X| applicable               |_| not applicable

The table below shows segment information prepared in accordance with the PRC Accounting Rules and Regulations:



                                                          Income from Costs of sales,     Profit from
                                                            principal sales taxes and        principal    Gross profit
Segments or products                                       operations      surcharges       operations      margin (%)
                                                       (RMB millions)  (RMB millions)   (RMB millions)          (Note)

Exploration and production                                     16,189           7,878            6,914           42.71
Refining                                                       76,579          72,841            3,635            4.75
Marketing and distribution                                     73,217          64,348            8,869           12.11
Chemicals                                                      26,416          20,900            5,516           20.88
Corporate and others                                           13,936          13,798              138            0.99
Elimination of inter-segment sales                           (82,847)        (81,347)              N/A             N/A
Total                                                         123,490          98,418           25,072           20.30
Of which: related party transactions                            7,342           6,644              698             9.5

Note: Gross profit margin = profit from principal operations/income from principal operations

The table below shows segment information prepared in accordance with IFRS:

                                                                                                         Percentage of
                                                                                                             operating
                                                                                                         profit/(loss)
                                                            Operating       Operating        Operating  over operating
Segments or products                                         revenues        expenses    profit/(loss)        revenues
                                                       (RMB millions)  (RMB millions)   (RMB millions)             (%)

Exploration and production                                     17,399          11,457            4,545           26.12
Refining                                                       77,880          75,608            2,169            2.79
Marketing and distribution                                     73,389          69,271            4,118            5.61
Chemicals                                                      28,354          24,719            3,635           12.82
Corporate and others                                           14,188          14,877            (689)          (4.86)
Elimination of inter-segment sales                           (82,847)        (81,347)              N/A             N/A
Total                                                         128,363         114,585           13,778           10.73

3.2.2 Seasonal or periodic nature of the Company's operations

      |_| applicable              |X| not applicable

3.2.3 The composition of the profits during this reporting period (significant changes in the profit from principal operations, profit from other operations, period expenses, investment income, subsidy income and net non-operating income/expenses as a percentage of profit before taxation are listed and explained below in accordance with the PRC Accounting Rules and Regulations)

     |X| applicable               |_| not applicable


Item                                             Three-month period                  Year ended
                                                 ended 31 March 2004              31 December 2003           Change in
                                                                Percentage                     Percentage   percentage
                                                                 of profit                      of profit    of profit
                                                                    before                         before       before
                                                      Amount      taxation           Amount      taxation     taxation
                                                                                                           (percentage
                                              (RMB millions)           (%)   (RMB millions)           (%)      points)
Profit from principal operations                      25,072        209.63           80,716        268.92      (59.29)
Profit from other operations                             149          1.25              856          2.85       (1.60)
Period expenses                                       11,884         99.36           46,063        153.47      (54.11)
Investment income                                        141          1.18              548          1.83       (0.65)
Net non-operating income/expenses                      1,518         12.69            6,042         20.13       (7.44)
Profit before taxation                                11,960        100.00           30,015        100.00         0.00

Significant changes and explanations:

o     Profit from principal operations

      The percentage of profit from principal operations to the profit before taxation was 209.63%, representing a decrease of 59.29 percentage points over 268.92% of the previous year. This was largely due to the fact that although profit from principal operations has increased by 24.25% over the quarterly average value of RMB 20.179 billion of the previous year; expenses in the reporting period had a slight increase of 3.20% over the quarterly average value of the previous year; profit before taxation had an increase of 59.39% over the quarterly average of the previous year; and profit before taxation attained a higher growth than profit from principal operations.

      The major reason for the increase in profit from principal operations and profit before taxation is that prices for crude oil, refined oil products and chemical products were still on a high level in the first quarter of 2004. The Company seized opportunities of the high demand for refined oil and chemical products, devoted to develop the market, and raised its sales volume. At the same time, profit from principal operations increased substantially, and the total margin ratio increased from 19.47% in the first quarter of 2003 to 20.30% in the first quarter of 2004, especially the chemicals margin ratio which rapidly increased from 10.46% in the first quarter of 2003 to 20.88% in the first quarter of 2004.

o     Expenses in the reporting period

      Expenses in the reporting period amounted to RMB 11.884 billion, accounting for 99.36% of the profit before taxation, and representing a decrease of 54.11 percentage points over 153.47% of the previous year. This is mainly due to the fact that expenses in the reporting period rose slightly by 3.2% as compared with the quarterly average value of the previous year. Affected by the higher refining and chemicals gross margin ratio, profit before taxation has increased by 59.39% as compared with the quarterly average value of the previous year.

3.2.4 Significant changes in, and explanations of, the principal operations and their structures as compared with those during the previous reporting period

      |_| applicable              |X| not applicable

3.2.5 Significant changes in, and explanations of, the profitability (gross profit margin) of principal operations as compared with those during the previous reporting period prepared in accordance with the PRC Accounting Rules and Regulations

      |_| applicable              |X| not applicable

3.3 Significant events and their impacts as well as the analysis and explanations for the solutions

      |X| applicable              |_| not applicable

-------------------------------------------------------------------------------
3.3.1  Issuance of corporate bonds

At Sinopec Corp.'s Second Extraordinary General Meeting of Shareholders for year 2003 held on 15 October 2003, the Board considered and approved "The Proposal Concerning the Issuance of Domestic Corporate Bonds Amounting to RMB
3.5 billion". On 16 January 2004, Sinopec Corp. obtained the approval from the National Development and Reform Commission ("NDRC") to issue 10-year domestic corporate bonds of RMB 3.5 billion. On 23 February 2004, the sixth meeting of Sinopec Corp.'s second session of the Board of Directors and the NDRC approved and confirmed the coupon rate of the corporate bonds to be 4.61%. As of the date of 8 March 2004, the corporate bonds of Sinopec Corp. have been issued successfully. For relevant details, please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities, and Securities Times in China, and South China Morning Post and Hong Kong Economic Times in Hong Kong, respectively on 15 October 2003, 30 January 2004, and 24 February 2004.

3.3.2  Acquisition of shares of Jinzhi Company

On 26 March 2004, upon the approval at the seventh meeting of the second session of the Board of Directors, Sinopec Corp. entered into an Acquisition Agreement with Jinzhi Company, a wholly owned subsidiary of Sinopec Group Beijing Yanhua Petrochemical Company Limited, of which Sinopec Group Company is the parent company. Pursuant to the Acquisition Agreement, Sinopec Corp. will use cash from its internal resources to acquire 100% of the issued shares of Jinzhi Company at a consideration of RMB 230 million. For relevant details, please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities, and Securities Times in China, and South China Morning Post and Hong Kong Economic Times in Hong Kong, on 29 March 2004.
-------------------------------------------------------------------------------

3.4 Disclosure and explanations as to the changes in accounting policies, accounting estimates and scope of consolidation and fundamental errors

      |_| applicable              |X| not applicable

3.5 Relevant explanations made by the Board of Directors and the Supervisory Committee after the audit and presentation of "non standard opinion"

      |_| applicable              |X| not applicable

3.6   Business prospects

Looking into the second quarter of 2004, the demand for domestic refined oil and chemical products will maintain a rapid growth, creating a positive market for the Company to expand its production and operation. Based on the current market conditions, where the prices of crude oil and refined oil products has been at a fairly high level, and the chemical business is going up the cycle, the Company will closely track the market changes, optimize production and operation, adopt flexible operating policies and continue to implement its development strategies of "expanding resources, developing market, reducing costs and disciplining investments" as detailed below:

Exploration and Production Segment: The Company will continue to maintain stable and increased production of crude oil and natural gas, and strive for the replacement resources and expansion of production capacity. Production of crude oil and natural gas during the second quarter is expected to be 9.62 million tonnes and 1.44 billion cubic meters respectively.

Refining Segment: Based on the market conditions, the Company will continue to adjust the product mix and throughput, secure the stable operation of facilities, and increase the production of high added value products. The processing volume of crude oil during the second quarter is expected to be
33.00 million tonnes.

Marketing and Distribution Segment: The Company will further enhance the network construction of refined oil products and continue to increase retail volume and direct distribution volume. The total sales volume of domestic refined oil products during the second quarter is expected to reach 22.30 million tonnes, of which retail volume will be 12.50 million tonnes and direct distribution volume will be 4.40 million tonnes.

Chemicals Segment: The Company will maintain efficient and full-capacity operation of chemical facilities, promote the production of major chemicals and continue to increase the production of high value-added products. Production of ethylene during the second quarter is expected to reach 0.915 million tonnes.

3.7 Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period last year

      |_| applicable              |X| not applicable

3.8 Adjustments to the annual business plan or budget which have been disclosed

      |_| applicable              |X| not applicable

3.9 This quarterly report is published in both English and Chinese languages. The Chinese version shall prevail.

                                                          By Order of the Board
                                                              Chen Tonghai
                                                                Chairman
Beijing, PRC, 29 April 2004

As at the date of this announcement, the executive directors of the Company are: Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Liu Kegu and Fan Yifei; the independent directors are:
Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director is: Mr Cao Yaofeng.